Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
FAQs for NewAlliance Bank Customers

Q	What did NewAlliance Bank and First Niagara announce, and what does it mean for me?

A	NewAlliance Bank and First Niagara have announced the intention to combine the two banks together, which we expect will officially take place early in the second quarter of 2011.

This will bring together two like-minded community-oriented banks, both of which are exceptionally strong at a time when many other banks are struggling.

Our mission as community bankers is to provide you with the financial products, advice and tools to help you thrive. As a larger, stronger, but still community-minded bank, we will have the resources to help you thrive even more.

After the merger, you will have a significantly broader range of products and services; more choices about where, when and how to access our services; 255 additional branches; a much larger ATM network; improved online banking capabilities and more. Additionally, your bankers will have much better tools than they’ve ever had before.

That said, the things you value most about NewAlliance Bank will remain the same. You will still see the same friendly faces in our branches. You’ll still receive the same level of outstanding service. And all of our decision-making will remain local, as we will operate essentially as the New England headquarters for the combined bank.

Q	Does this mean the community is no longer going to have a hometown bank?

A	By joining together two strong regional banks, it positions us better to outclass the big national banks; and to underscore the relevancy of genuine community banking at a time when so many people feel alienated by the large national commercial banks.

One of the most compelling factors of joining NewAlliance Bank and First Niagara is that we are like-minded in so many ways. We both share a common view of what makes a bank great — and that is to provide exceptional service with a local touch.

Q	The reason I am a customer is because I like the person who I deal with, and I like your lending policies as a community bank. I’m worried that will all change now.

A:	Both NewAlliance Bank and First Niagara have been shining examples of responsiveness, flexibility and a genuine willingness to stand by our customers in this challenging economic environment. Our pledge as a combined company is steadfast — we will continue to lend, and we will continue to deliver with a local touch. Thus we remain the hands-down best banking choice for locally-based businesses and individuals.

Q	What will happen to NewAlliance Bank’s branches?

A	All 89 NewAlliance branches are expected to be rebranded as First Niagara locations. Our name will change to First Niagara, but the service and commitment you have come to expect will remain the same.

Q	Will the NewAlliance Bank personnel I’m used to dealing with keep their jobs?

A	In branches, customers will continue to interact with the same employees that have been serving them so capably. We expect to maintain all customer-facing positions.

While some duplicate back office positions will likely be eliminated over time, the combined bank’s plans are to grow the company — and the workforce — across Connecticut, Massachusetts and New England.

Q	What will happen to your commitment to New Haven?

A	Our current New Haven headquarters will operate essentially as the combined bank’s regional headquarters for New England and our people here will be empowered to make local decisions that impact everything from lending to our charitable giving.

It’s important to note that none of the new benefits of this combination will come at the expense of our values. As community bankers, our first priority will always be to understand and meet your financial needs not solely as your bankers, but also as your neighbors. We believe it is both our responsibility and our privilege to invest in the cities, towns and neighborhoods that we serve. As a result, we expect not only to meet, but to exceed what we give back in the way of community commitment

Q	Will NewAlliance Bank still support non-profit organizations and other philanthropic initiatives in the community?

A	By joining forces, the banks intend to maintain, if not increase, resources devoted to philanthropy and corporate citizenship in Connecticut and Massachusetts. In the meantime, this transaction does not affect NewAlliance Bank’s existing pledges in the community, nor does it affect the NewAlliance Bank Foundation’s current commitments. The NewAlliance Bank Foundation will remain independent and focused just on the local communities it currently serves.

Additionally, First Niagara has its own existing Foundation, which will now extend grant making into NewAlliance Bank’s geography.

The positive impacts of each of these actions will be felt in the neighborhoods, non-profit organizations and cultural institutions within NewAlliance Bank’s footprint for decades.

Q	What kinds of changes can NewAlliance Bank customers anticipate?

A	NewAlliance Bank customers will benefit from greater resources thanks to a broader range of banking products and services created by the partnership between NewAlliance Bank and First Niagara.

In branches, customers will continue to interact with the same employees that have been serving them so capably. Any modifications that may impact accounts will be minimal and will be thoroughly communicated to you well in advance. First Niagara and NewAlliance Bank both strongly value the relationship NewAlliance Bank employees have with their customers.

Throughout the coming months, First Niagara will keep customers and NewAlliance Bank employees updated, and provide detailed information regarding accounts and other changes so that all will be comfortable with any modifications that occur. Both institutions will make certain this transition is smooth.

Q	When is all of this going to happen?

A	Everything is business as usual until both banks are officially combined — which we expect to happen in early in the second quarter of 2011, pending regulatory and shareholder approval.

Q	Who will head up the branches in Connecticut and Massachusetts? Will there be any Senior Leadership from First Niagara based in the area?

A	First Niagara will establish a regional market center in what is now NewAlliance Bank’s New Haven headquarters, and all branches are expected to be overseen by current NewAlliance Bank managers. First Niagara believes strongly in local autonomy, so our people here will be empowered to make local decisions that impact everything from our lending to our charitable giving.

First Niagara believes that NewAlliance has a seasoned leadership team, which has what it takes to build out the New England Region. A top priority is to map out specific roles for them in the newly combined organization.

Q	How can we be sure the two banks can successfully combine?

A	You can rest assured that both NewAlliance Bank and First Niagara hold long and very successful records of integrating operations. We have exceptional resources and expertise in this area, so the transition will be seamless for you.

Q	Is my money safe?

A	Yes. Deposits will remain insured for the maximum allowed by law.

Q	How will this transaction affect my accounts, loans, access to deposits, checks, ATM cards, Online banking, etc.?

A	No changes are expected until at least the second quarter of 2011. After that, any changes to accounts will be communicated at least thirty (30) days in advance. Every effort will be made to ensure a smooth and seamless conversion.

Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. and a Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.
Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated event